RENEO PHARMACEUTICALS, INC.

18575 Jamboree Road, Suite 275-S

Irvine, California 92612

May 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Davis

Re:	Reneo Pharmaceuticals, Inc.

Registration Statement on Form S-3 (File No. 333-264616)

Request for Acceleration of Effective Date

Dear Mr. Davis:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reneo Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on May 9, 2022, or as soon thereafter as possible, or at such other time as the Company or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Company hereby authorizes each of Jason Kent and Wade Andrews of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jason Kent of Cooley LLP at (212) 479-6044, or in his absence, Wade Andrews of Cooley LLP at (858) 550-6042.

Very truly yours,

Reneo Pharmaceuticals, Inc.

/s/ Gregory J. Flesher
By:	Gregory J. Flesher
Title:	President and Chief Executive Officer